Item 13(a)(4)

On November 9, 2017, the Board of Directors of the Boulder Growth & Income Fund, Inc. (the “Fund”) approved Cohen & Company Inc. (“Cohen”) as the Fund’s independent registered public accounting for the Fund’s fiscal year ended November 30, 2018.  Previously, Deloitte & Touche LLP (“Deloitte”) has been engaged as the independent registered public accounting firm to audit the Fund’s financial statements.  Deloitte issued reports on the Fund’s financial statements for the years ended November 30, 2017 and November 30, 2016. Such reports did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  The decision to replace Deloitte as the Fund’s independent registered public accounting firm with Cohen was approved by the Fund’s Audit Committee and ratified by the Fund’s Board of Directors.  Dismissal of Deloitte was effective on January 26, 2018.

During the Fund’s fiscal periods ended November 30, 2017 and November 30, 2016, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with its reports, nor were there any “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Fund requested that Deloitte furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter is attached to the Fund’s Form N-SAR, dated January 29, 2018.